Exhibit 99.1

Intec Pharma Appoints William Bradley Hayes to Board of Directors

Former LabCorp CFO Brings Wealth of Financial Experience

JERUSALEM (June 29, 2018) – Intec Pharma Ltd. (NASDAQ, TASE: NTEC) (“Intec” or “the Company”) today announces the appointment of William Bradley Hayes (Brad) to the Company’s Board of Directors. Mr. Hayes was formerly Executive Vice President, Chief Financial Officer and Treasurer of Laboratory Corporation of America Holdings (LabCorp), a diagnostics laboratory company with current annual revenue of approximately $10 billion. Mr. Hayes will chair the Board’s audit committee. With this appointment, Intec’s Board has been expanded to eight directors, including seven who are independent.

“We are especially pleased to have Brad join the Intec Board of Directors. His considerable financial experience will be of great value as we continue to leverage our Accordion Pill platform and advance our Phase 3 asset towards commercialization,” stated John W. Kozarich, Ph.D., Chairman of the Board of Intec Pharma. “As chair of our audit committee, Brad’s U.S. financial experience and business acumen will be invaluable to the Company’s continued growth and expansion.”

Mr. Hayes joined LabCorp in 1996, where he was responsible for day-to-day operations of the revenue cycle function. He rose through a series of promotions and in 2005 was named Executive Vice President, Chief Financial Officer and Treasurer of LabCorp, a role he held until his retirement in 2014. Prior to LabCorp, Mr. Hayes was at KPMG for nine years in their audit department. Mr. Hayes served as a director for Patheon N.V., a pharmaceutical manufacturing company with approximately $2 billion in annual revenue, until its acquisition by Thermo Fisher in late 2017.

Commenting on his appointment, Mr. Hayes said, “This is an exciting time to be joining the Intec Board of Directors. I look forward to working with my fellow directors and to bringing my financial experience to bear as we build Intec into a leading drug delivery company.”

Mr. Hayes holds a Bachelor of Science in accounting from the University of North Carolina at Greensboro and is a Certified Public Accountant.

About Intec Pharma Ltd.

Intec Pharma is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline includes two product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients, and AP-cannabinoids, an Accordion Pill to deliver either or both of the primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC) for various indications including low back neuropathic pain and fibromyalgia.

For more information, visit www.intecpharma.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company's control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled "Risk Factors" in the company's filings with the Securities and Exchange Commission, and include the following: the company's ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company's clinical trials; including uncertainty regarding the Company's ability to enroll the required number of patients therein; the potential of adverse side effects, other safety risks, or legal prohibitions on the use of certain products in certain jurisdictions that could preclude the approval of the company's drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company's products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Intec Pharma Investor Contact:

Anne Marie Fields

VP-Corporate Communications & Investor Relations

646-200-8808

amf@intec-us.com

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